UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014

Commission File Number: 001-34936

NOAH HOLDINGS LIMITED

No. 32 Qinhuangdao Road, Building C,

Shanghai 200082, People’s Republic of China

(86-21) 3860-2301

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT INDEX

Exhibit 99.1 – Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOAH HOLDINGS LIMITED

By:	/s/ Theresa Teng
Name: Theresa Teng Title: Chief Financial Officer

Date: August 12, 2014

Exhibit 99.1

NOAH HOLDINGS LIMITED ANNOUNCES UNAUDITED FINANCIAL RESULTS

FOR THE SECOND QUARTER OF 2014

SHANGHAI, CHINA — August 12, 2014 — Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), a leading wealth management service provider focusing on distributing wealth management products to the high net worth population in China, today announced its unaudited financial results for the second quarter of 2014.

SECOND QUARTER 2014 FINANCIAL HIGHLIGHTS

•	Net revenues in the second quarter of 2014 were US$71.4 million, a 61.4% increase from the corresponding period in 2013.

•	Income from operations in the second quarter of 2014 was US$ 28.3 million, a 53.7% increase from the corresponding period in 2013.

•	Operating margin in the second quarter of 2014 was 39.6%, compared to 41.6% in the corresponding period in 2013.

•	Net income attributable to Noah shareholders in the second quarter of 2014 was US$22.9 million, a 58.3% increase from the corresponding period in 2013. Non-GAAP[1] net income attributable to Noah shareholders in the second quarter of 2014 was US$ 24.6 million, a 52.8% increase from the corresponding period in 2013.

•	Net income per basic and diluted ADS in the second quarter of 2014 were both US$0.41. Non-GAAP net income per diluted ADS in the second quarter of 2014 was US$0.44.

SECOND QUARTER 2014 OPERATIONAL HIGHLIGHTS

•	Total number of registered clients as of June 30, 2014 increased by 32.6% year-over-year to 60,801; this figure includes 58,150 registered individual clients, 2,532 registered enterprise clients and 119 wholesale clients that have entered into cooperation agreements with the Company.

•	Active clients[2] during the second quarter of 2014 were 3,538, a 36% increase from the corresponding period in 2013. The aggregate value of wealth management products distributed by the Company during the second quarter of 2014 was RMB18.2 billion (approximately US$2.9 billion)[3], a 46.6% increase from the corresponding period in 2013. Of this aggregate value, fixed income products accounted for 64.3%, private equity fund products accounted for 29.3%, and other products, including mutual fund products, private securities investment funds and insurance products, accounted for 6.4%. The average transaction value per client[4] in the second quarter of 2014 was RMB5.1 million (approximately US$0.8 million), a 6.9% increase from the corresponding period in 2013.

•	Coverage network as of June 30, 2014 included 57 branches, up from 56 branches as of March 31, 2014 but remained the same as December 31, 2013. The number of relationship managers was 690 as of June 30, 2014, up from 569 as of December 31, 2013 and 604 as of March 31, 2014.

[1]	Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures as adjusted by excluding the effects of all forms of share-based compensation.
[2]	“Active clients” refers to those registered clients who purchased wealth management products distributed by Noah during any given period.
[3]	The amount in RMB was translated into U.S. dollars using the average rate for the period as set forth in the H.10 statistical release of the Federal Reserve Board.
[4]	“Average transaction value per client” refers to the average value of wealth management products distributed by Noah that are purchased by active clients during a given period.

Ms. Jingbo Wang, Co-founder, Chairwoman of the Board of Directors and Chief Executive Officer, commented, “Despite the overall challenge economic environment, we have achieved solid performance in the second quarter. Our asset management and core risk control capability continues to strength and gain market recognition which provide a solid foundation for future development.”

Ms. Theresa Teng, Chief Financial Officer, said, “It was a strong quarter, with both quarterly transaction value and revenues reaching a record high in the Company’s history. We are also glad to see that profitability remained at a health level as we further expend our business.”

SECOND QUARTER 2014 FINANCIAL RESULTS

Net Revenues

Net revenues for the second quarter of 2014 were US$71.4 million, a 61.4% increase from the corresponding period in 2013, due to increases in both one-time commission revenues and recurring service fees and contribution of performance fees for the second quarter of 2014.

Net revenues from one-time commissions for the second quarter of 2014 were US$22.9 million, a 0.4% increase from the corresponding period in 2013. The year-over-year increase for the second quarter of 2014 was primarily due to an increase in transaction value, despite a decrease in average commission rate.

Net revenues from recurring service fees for the second quarter of 2014 were US$35.8 million, a 76.4% increase from the corresponding period in 2013. The year-over-year increase for the second quarter of 2014 was mainly due to the cumulative effect of private equity funds previously distributed by the Company and an increase in assets under management by the Company since the second half of 2013.

Net revenues from performance fees for the second quarter of 2014 were US$11.4 million, due to full realization of two real estate funds managed by the Company in the second quarter.

Operating Margin

Operating margin for the second quarter of 2014 was 39.6%, as compared to 41.6% for the corresponding period in 2013. The year-over-year decrease for the second quarter of 2014 was primarily due to the expansion of the company in the second quarter.

Operating Cost and Expenses

Operating cost and expenses for the second quarter of 2014, including cost of revenues, selling expenses, G&A expenses and other operating income, were US$ 43.2million, a 66.9% increase from the corresponding period in 2013.

Cost of revenues for the second quarter of 2014 totaled US$18.0 million, a 95.2% increase from the corresponding period in 2013. The year-over-year increase for the second quarter of 2014 was primarily due to increases in compensation expenses as result of the increase in transaction value and number of relationship managers. In addition, the year-over-year increase for the second quarter of 2014 was caused by increases in compensation expenses for two fully realized real estate funds managed by the Company in the second quarter. Cost of revenues as a percentage of net revenues for the second quarter of 2014 was 25.2%, as compared to 20.8% for the corresponding period in 2013.

Selling expenses for the second quarter of 2014 were US$12.0 million, a 34.3% increase from the corresponding period in 2013. The year-over-year increase for the second quarter of 2014 was primarily due to increases in personnel expenses, general marketing activities and rental expenses. Selling expenses as a percentage of net revenues for the second quarter of 2014 was 16.7%, as compared to 20.1% for the corresponding period in 2013.

G&A expenses for the second quarter of 2014 were US$14.1 million, a 57.7% increase from the corresponding period in 2013. The year-over-year increase for the second quarter of 2014 was primarily due to increases in personnel expenses, share-based compensation and professional fee. G&A expenses as a percentage of net revenues for the second quarter of 2014 was 19.7%, slight decrease from 20.2% for the corresponding period in 2013.

Other operating income for the second quarter of 2014 was US$0.9 million, as compared to US$1.2 million for the corresponding period in 2013. Other operating income is government subsidies received in the PRC from local governments for general corporate purposes.

Income Tax Expenses

Income tax expenses for the second quarter of 2014 were US$7.7 million, a 42.9% increase from the corresponding period in 2013. The year-over-year increase for the second quarter of 2014 was primarily due to increase in taxable income.

Net Income

Net income attributable to Noah shareholders for the second quarter of 2014 was US$ 22.9 million, a 58.3% increase from the corresponding period in 2013. Net margin for the second quarter of 2014 was 33.6%, as compared to 33.3% for the corresponding period in 2013. Net income per basic and diluted ADS for the second quarter of 2014 were both US$0.41, as compared to US$0.26 for the corresponding period in 2013.

Non-GAAP net income attributable to Noah shareholders for the second quarter of 2014 was US$24.6 million, a 52.8% increase from the corresponding period in 2013. Non-GAAP net margin for the second quarter of 2014 was 34.5%, as compared to 36.4% for the corresponding period in 2013. Non-GAAP net income per diluted ADS for the second quarter of 2014 was US$0.44, as compared to US$0.29 for the corresponding period in 2013.

Balance Sheet and Cash Flow

As of June 30, 2014, the Company had US$ 214.7 million in cash and cash equivalents, an increase of US$54.6million from US$160.0 million as of March 31, 2014. In the second quarter of 2014, the Company generated US$43.5 million cash inflow from its operating activities and a net US$10.6 million cash inflow from its investing activities.

2014 FORECAST

The Company estimates that non-GAAP net income attributable to Noah shareholders for the full year 2014 is expected to be in a range of US$72.0 million and US$76.0 million, representing a year-over-year increase in the range of 27.0% and 34.1%. This estimate reflects management’s current business outlook and is subject to change.

Key Personnel Change

Ms. Theresa Teng will be resigning as chief financial officer effective September 2nd, 2014 due to personal reason. A search for a replacement has commenced and Ms. Chia-Yue Chang, our current executive director, will be the acting CFO effective from September 3rd, 2014, until a suitable candidate comes on board.

CONFERENCE CALL

Senior management will host a conference call on Tuesday, August 12, 2014 at 8:00 am (Eastern) / 5:00 am (Pacific) / 8:00 pm (Hong Kong, Tuesday, August 12, 2014) to discuss its second quarter 2014 unaudited financial results and recent business activity. The conference call may be accessed by calling the following numbers:

Toll Free
United States	+1-877-870-4263
China	4001-201203
Hong Kong	###-##-####
International	+1-412-317-0790
Conference ID #	10050430

A telephone replay will be available shortly after the call until August 19, 2014 at +1-877-344-7529 (US Local Toll) or +1-412-317-0088 (International). Conference ID #10050430.

A live webcast of the conference call and replay will be available in the investor relations section of the Company’s website at http://ir.noahwm.com.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES:

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures is set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed non-GAAP net income results reflecting adjustments to exclude the impacts of share-based compensation to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income, non-GAAP income per diluted ADS and non-GAAP net margin provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares and share options in the periods presented. To make financial results comparable period by period, the Company utilized the non-GAAP financial results to better understand its historical business operations.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited is a leading wealth management service provider focusing on distributing wealth management products to the high net worth population in China. Noah distributes wealth management products, including primarily fixed income products, private equity funds, private securities investment funds and mutual funds. Noah is also equipped with asset management services capability, managing its own fund of funds and real estate fund products. With 690 relationship managers in 57 branch offices as of June 30, 2014, Noah’s total coverage network encompasses China’s most economically developed regions where the high net worth population is concentrated. Through this extensive coverage network, product sophistication, and client knowledge, the Company caters to the wealth management needs of China’s high net worth population. For more information please visit the Company’s website at http://www.noahwm.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the full year 2014 and quotations from management in this announcement, as well as Noah’s strategic and operational plans, contain forward-looking statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industry; its ability to attract and retain quality employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industry in China and internationally; general economic and business conditions in China; and its ability to effectively protect its intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Noah does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Noah undertakes no duty to update such information, except as required under applicable law.

Contacts:

Noah Holdings Limited

Jing Ou-Yang, Director of IR

Tel: +86 21 2510 0889

ir@noahwm.com

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

Noah Holdings Limited

Condensed Consolidated Balance Sheets

(In U.S. dollars)

(unaudited)

	As of
	March 31,2014	June 30,2014
	$	$
Assets
Current assets:
Cash and cash equivalents	160,040,452	214,661,861
Restricted cash	160,865	161,197
Short-term investments	46,564,383	48,413,577
Accounts receivable, net of allowance for doubtful accounts of nil at March 31, 2014 and June 30, 2014	13,682,745	17,738,509
Loans receivable	22,705,151	15,056,822
Deferred tax assets	767,626	782,783
Amounts due from related parties	23,454,477	21,003,828
Other current assets	4,065,973	6,100,505

Total current assets	271,441,672	323,919,082
Long-term investments	18,487,819	10,273,068
Investment in affiliates	16,696,255	18,393,796
Property and equipment, net	9,004,958	10,102,932
Non-current deferred tax assets	1,451,815	1,517,931
Other non-current assets	1,278,920	1,874,288

Total Assets	318,361,439	366,081,097

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	21,820,537	36,024,534
Income tax payable	4,081,788	6,571,251
Amounts due to related parties	3,175	10,834
Deferred revenues	17,355,808	20,058,907
Short-term bank loans	8,061,673	8,076,628
Other current liabilities	13,783,725	14,682,721

Total current liabilities	65,106,706	85,424,875
Non-current uncertain tax position liabilities	1,664,713	1,666,812
Other non-current liabilities	2,745,806	3,626,924

Total Liabilities	69,517,225	90,718,611
Equity	248,844,214	275,362,486

Total Liabilities and Equity	318,361,439	366,081,097

Noah Holdings Limited

Condensed Consolidated Income Statements

(In U.S. dollars, except for ADS data, per ADS data and percentages)

(unaudited)

	Three months ended
	June 30,	June 30	Change
	2013	2014
	$	$
Revenues:
Third-party revenues	26,397,769	28,785,237	9.0%
Related party revenues	20,455,258	46,736,661	128.5%

Total revenues	46,853,027	75,521,898	61.2%
Less: business taxes and related surcharges	(2,588,670)	(4,077,767)	57.5%

Net revenues	44,264,357	71,444,131	61.4%

Operating cost and expenses:
Cost of revenues	(9,204,873)	(17,970,679)	95.2%
Selling expenses	(8,897,931)	(11,953,347)	34.3%
General and administrative expenses	(8,934,533)	(14,091,972)	57.7%
Other operating income	1,185,135	862,745	(27.2%)

Total operating cost and expenses	(25,852,202)	(43,153,253)	66.9%

Income from operations	18,412,155	28,290,878	53.7%

Other income:
Interest income	692,734	1,527,263	120.5%
Investment income	847,153	1,247,554	47.3%
Other income	12,617	23,982	90.1%

Total other income	1,552,504	2,798,799	80.3%

Income before taxes and loss from equity in affiliates	19,964,659	31,089,677	55.7%
Income tax expense	(5,394,450)	(7,706,562)	42.9%
Income from equity in affiliates	165,921	647,103	290.0%

Net income	14,736,130	24,030,218	63.1%
Less: net income attributable to non-controlling interests	288,312	1,158,911	302%

Net income attributable to Noah Shareholders	14,447,818	22,871,307	58.3%

Income per ADS, basic	0.26	0.41	57.7%
Income per ADS, diluted	0.26	0.41	57.7%
Margin analysis:
Operating margin	41.6%	39.6%
Net margin	33.3%	33.6%
Weighted average ADS equivalent: [1]
Basic	54,809,120	55,668,048
Diluted	55,746,252	56,379,038
ADS equivalent outstanding at end of period	54,915,820	55,748,158

[1]	Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs

Noah Holdings Limited

Condensed Comprehensive Income Statements

(In U.S. dollars)

(unaudited)

	Three months ended
	June 30,	June 30,	Change
	2013	2014
	$	$
Net income	14,736,130	24,030,218	63.1%
Other comprehensive income, net of tax:
Foreign currency translation adjustments	1,683,916	539,010	(68.0%)
Fair value fluctuation of available for sale Investment (after tax)	—	47,801

Comprehensive income	16,420,046	24,617,029	49.9%
Less: Comprehensive income attributable to non-controlling interests	387,716	1,188,986	206.7%

Comprehensive income attributable to Noah Shareholders	16,032,330	23,428,043	46.1%

Noah Holdings Limited

Supplemental Information

(unaudited)

	As of		Change
	June 30, 2013	June 30, 2014
Number of registered clients	45,839	60,801	32.6%
Number of relationship managers	525	690	31.4%
Number of branch offices	56	57	1.8%

	Three months ended		Change
	June 30, 2013	June 30, 2014
	(in millions of RMB, except number of active clients and percentages)
Number of active clients	2,602	3,538	36.0%
Transaction value:
Fixed income products	10,618	11,701	10.2%
Private equity fund products	1,133	5,328	370.3%
Other products, including mutual fund products, private securities investment funds and insurance products	655	1,161	77.3%

Total transaction value	12,406	18,190	46.6%

Average transaction value per client	4.77	5.10	6.9%

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In U.S. dollars, except for ADS data and percentages)

(unaudited)

		Three months ended
	June 30,	June 30,	Change
	2013	2014
	$	$
Net income	14,736,130	24,030,218	63.1%
Adjustment for share-based compensation related to:
Share options	58,316	479,049	721.5%
Restricted shares	1,612,898	1,287,005	(20.2%)

Adjusted net income (non-GAAP)*	16,407,344	25,796,272	57.2%
Net margin	33.3%	33.6%
Adjusted net margin (non-GAAP)*	37.1%	36.1%
Net income attributable to Noah Shareholders	14,447,818	22,871,307	58.3%
Adjustment for share-based compensation related to:
Share options	58,316	479,049	721.5%
Restricted shares	1,612,898	1,287,005	(20.2%)

Adjusted net income attributable to Noah Shareholders (non-GAAP)*	16,119,032	24,637,361	52.8%
Net income attributable to Noah Shareholders per ADS, diluted	0.26	0.41	57.7%
Adjusted net income attributable to Noah Shareholders per ADS, diluted (non-GAAP)*	0.29	0.44	51.7%

*	The non-GAAP adjustments do not take into consideration the impact of taxes on such adjustments.